September 24, 2019

R. Steve Kinsey
Chief Financial Officer and Chief Administrative Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

       Re: Flowers Foods, Inc.
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed February 20, 2019
           Form 10-Q for Fiscal Quarter Ended July 13, 2019
           Filed August 7, 2019
           Form 8-K dated August 8, 2019
           File No. 001-16247

Dear Mr. Kinsey:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended July 13, 2019

Note 1. Basis of Presentation
Reporting Segment, page 9

1. We note you have one operating segment under your new organizational structure, which consists of two business units identified as Fresh Packaged Bread and Snacking/Specialty.
       Your disclosure explains that this conclusion is "based on the nature of products the company sells, intertwined production and distribution model, the internal management structure and information that is regularly reviewed by the chief executive officer
       ("CEO"), who is the chief operating decision maker, for the purpose of assessing performance and allocating resources." Please provide us with your new operating segment analysis under ASC 280-10-50-1. As part of your response, address the
 R. Steve Kinsey
FirstName LastNameR. Steve Kinsey
Flowers Foods, Inc.
Comapany 24, 2019
September NameFlowers Foods, Inc.
September 24, 2019 Page 2
Page 2
FirstName LastName
         following:

             Tell us more about how your new internal management structure is organized, including the title and role of each of the individuals who report to the chief operating decision maker ("CODM"); and

             Identify and describe the role of the segment manager as contemplated by ASC 280-
             10-50-6 through 50-9;

             Tell us how often the CODM meets with direct reports, the financial information the
             CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and any other personnel who attend those meetings;

             Tell us whether or not there are individuals held specifically accountable for each of the two new business units;

             Describe the contents of the discrete financial information that is reviewed by your
             CODM to allocate resources and assess performance, and indicate the frequency with which such information is prepared; and,

             Describe the information regularly provided to the Board of Directors and how frequently it is prepared.
Form 8-K dated August 8, 2019

Exhibit 99
Information Regarding Non-GAAP Financial Measures

2. We note your definition of EBITDA under this heading differs from the definition provided in the Form 8-K filed February 6, 2019 under the same heading, and the definition provided on page 4 of your Form 10-K for the fiscal year ended December 29,
         2018. Additionally, we note that these definitions do not appear to use "earnings" as defined in Question 103.01 of the Compliance and Disclosure Interpretations Non-GAAP
         Financial Measures updated April 4, 2018. Please ensure that measures of EBIT or
         EBITDA calculated differently from those described in Question 103.01 not be characterized as such.
Reconciliation of Earnings per Share - Full Year Fiscal 2019 Guidance

3. We note your reconciliation of earnings per share for the full year fiscal 2019 guidance contains only one adjustment for "Matters affecting comparability." Please revise this presentation to provide more specificity with respect to each adjustment. Refer to Item
         10(e)(1)(i)(B) of Regulation S-K.
 R. Steve Kinsey
Flowers Foods, Inc.
September 24, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.



FirstName LastNameR. Steve Kinsey                         Sincerely,
Comapany NameFlowers Foods, Inc.
                                                          Division of
Corporation Finance
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